Exhibit 99.4

Notice of availability of BCE Inc.’s fighting against

forced and child labour report

You are receiving this notice as a BCE Inc. shareholder

Notice-and-access

We are using “notice-and-access” to deliver BCE Inc.’s fighting against forced and child labour report (report) to both registered and non-registered shareholders. This means that the report is being posted online for you to access, rather than being mailed out. This notice includes information on how to access the report online and how to request a paper copy. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

Where you can access the report On our website: BCE.ca On SEDAR+: sedarplus.ca On EDGAR: sec.gov On the TSX Trust Company (TSXT) website: www.meetingdocuments.com/TSXT/bce

How to request a paper copy of the report

Upon request, we will provide a paper copy of the report to any shareholder, free of charge, for a period of one year from April 1, 2025. To request a paper copy, or if you have any questions regarding this notice or notice-and-access, please contact our Investor Relations Group by calling 1-800-339-6353.

A copy of the report will be sent to you within 10 calendar days of receiving your request.

By telephone